

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 1, 2020

Jay Farner
Chief Executive Officer
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226

> **Re: Rocket Companies, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2020**
> **CIK No. 0001805284**

Dear Mr. Farner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement of Form S-1

Company Overview, page 1

1. We note your response to our prior comment 1. Please revise your disclosure on page 2 to identify the source of the data that supports your statement that your are the largest retail mortgage originator.

Recent Developments, page 14

2. We note your disclosure that as of April 30, 2020, you have accepted forbearance plans for approximately 89,000 clients, which represents approximately 4.7% of your total serviced client loans. Please continue to update this and your related liquidity disclosure

as of the most recent practicable date.

Summary Results by segment for the years ended December 31, 2019, 2018 and 2017 , page 125

3.   In regard, to the disclosures of the "funded loan gain on sale margin" for both Direct to Consumer and Partner Network lending activities, please revise to discuss the significance of this measure and the reasons for the changes between periods presented, as well as the importance of this measure in comparison to the "gain on sale" margin disclosed on page 27 and elsewhere in the document.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: John Kennedy, Esq.